UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               EB2B COMMERCE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   26824R 10 9
                                 (CUSIP Number)
                                           - copy to -
Bruce J. Haber                         Gary T. Moomjian, Esq.
BJH Management, LLC                    Kaufman & Moomjian, LLC
145 Huguenot Street, Suite 405-B       50 Charles Lindbergh Blvd., Suite 206
New Rochelle, New York 10801           Mitchel Field, New York 11553
(914) 235-5550                         (516) 222-5100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 15, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No. 26824R 10 9                                         Page 2 of 5 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Bruce J. Haber
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [  ]
         (b)  [  ]
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS (See Instructions)
             PF and OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [  ]
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------

NUMBER OF                  7        SOLE VOTING POWER
SHARES                                                        77,751
                  --------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                                         -0-
                  --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                                                     77,751
                  --------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          77,751 (See Item 5 herein)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [   ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.0%*
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

* Less than 1% on a fully diluted basis, giving effect to all shares of common stock underlying derivative securities issued by eB2B Commerce, Inc. (i.e. convertible notes, convertible preferred stock, warrants and options).






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



Item 1.   Security and Issuer.

     The class of securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of eB2B Commerce, Inc. (the "Company"). The Company's principal executive offices are located at 665 Broadway, New York, New York 10012.

Item 2.   Identity and Background.

     (a) This statement is being filed by Bruce J. Haber.

     (b) The business address for Mr. Haber is c/o BJH Management,LLC, 145 Huguenot Street, Suite 405-B, New Rochelle, New York 10801.

     (c) Mr. Haber is the Chairman of the Board of Directors of the Company. Mr. Haber is also the President of BJH Management, LLC, a management consulting company. The address for BJH Management, LLC is 145 Huguenot Street, Suite 405-B, New Rochelle, New York 10801.

     (d) Mr. Haber has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Haber has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Haber is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     All of the stock options owned by Mr. Haber have been issued to him by the Company in connection with services performed. Mr. Haber used his own personal funds to purchase all other securities owned by him.

Item 4.  Purpose of Transaction

     In connection with his position as the Chairman of the Board of the Company and additional services provided by him to the Company, the Company granted Mr. Haber, effective June 27, 2002, ten year stock options to purchase 800,000 shares of Common Stock at an exercise price of $0.11 per share, which option is exercisable to the extent of one-half (400,000 shares) immediately and one-half on June 27, 2003; provided, however, this option for 800,000 shares shall not vest at all until the Company shall obtain shareholder approval ("Shareholder Approval") of a proposal to increase the number of shares available for issuance under the Company's 2000 Stock Option Plan, as amended (and the Company has indicated Shareholder Approval will not be obtained within sixty days from the date of this Schedule).

     On July 15, 2002, Mr. Haber acquired for investment purposes, and in consideration of $7,292, a 7% senior subordinated secured convertible note (the "Note") in the principal amount of $7,292, which Note is convertible into 72,195 shares of Common Stock at the rate of $0.101 per share.

     Other than as set forth above, Mr. Haber has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Haber may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.



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


Item 5.   Interest in Securities of the Issuer.

      (a) Aggregate   number  of  shares  of  Common  Stock beneficially  owned:
          77,751  (1)  Percentage:  4.0%;  less   than 1%  on  a  fully  diluted
          basis, giving effect to all shares of Common Stock underlying derivative securities issued by the Company (i.e. convertible notes, convertible preferred stock, warrants and options).

      (b) 1.   Sole power to vote or to direct vote:                  77,751 (1)
          2.   Shared power to vote or to direct vote:                       -0-
          3.   Sole power to dispose or to direct the disposition:    77,751 (1)
          4.   Shared power to dispose or to direct the disposition:         -0-

     -------------
     (1) Mr. Haber is the owner of the Note presently convertible into 72,195 shares of Common Stock, and options (the "Options") to purchase 816,667 shares of Common Stock of the Company. Of such Options, (i) 16,667 are exercisable at $3.45 per share, of which 1/3 (5,556 shares) are exercisable immediately and an additional 1/3 of which shall vest on each of July 3, 2003 and 2004; and (ii) 800,000 are exercisable at $0.11 per share, of which 1/2 (400,000 shares) are exercisable immediately and the remaining 1/2 of which shall vest on June 27, 2003, provided, however, this option for 800,000 shares shall not vest at all until the Company shall obtain Shareholder Approval (and the Company has indicated Shareholder Approval will not be obtained within sixty days from the date of this Schedule). For purposes of this Schedule, only those shares subject to Options exercisable within 60 days have been included in calculating Mr.
Haber's beneficial ownership of the issued and outstanding shares of Common Stock of the Company. All transactions disclosed herein have been adjusted to reflect the 1:15 reverse stock split of the Company's Common Stock effective January 10, 2002.

     (c) The following is a description of all transactions, all of which are acquisitions, in shares of Common Stock, during the past 60 days, by Mr. Haber:

                                                              Number of                 Conversion or
Type of Security           Date of Acquisition                Underlying Shares         Exercise Price ($)
------------------         -------------------                -----------------         ------------------
Stock Option               June 27, 2002                      800,000*                  0.11
Convertible Note           July 15, 2002                      72,195                    0.101

* Of the 800,000 shares underlying the Option granted to Mr. Haber, 1/2 (400,000 shares) are exercisable immediately and the remaining 1/2 shall vest on June 27, 2003, provided, however, the option shall not vest at all until the Company shall obtain Shareholder Approval (and the Company has indicated Shareholder Approval will not be obtained within sixty days from the date of this Schedule).

     (d) and (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None

Item 7.   Material to be Filed as Exhibits.

          None



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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 8, 2002


                                                      /s/Bruce J. Haber
                                             ----------------------------------
                                                         Bruce J. Haber

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